UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Long form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 27, 2011
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS FIRST QUARTER NET INCOME OF $16.3 MILLION; $0.44 PER SHARE, COMPARED TO $10.1 MILLION; $0.28 PER SHARE IN THE FIRST QUARTER 2010

PANAMA CITY, April 27, 2011 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the first quarter ended March 31, 2011.

Quarterly Business Highlights
•
First quarter 2011 Net Income (*) amounted to $16.3 million, an increase of $6.2 million, or 61%, compared to first quarter 2010, and an increase of $0.8 million, or 5%, compared to the fourth quarter 2010, mainly as a result of Commercial Portfolio growth and good results from the Investment Fund.

•
The Commercial Portfolio grew $1.5 billion, or 47%, year-on-year, and $313 million, or 7%, versus the previous quarter to reach $4.8 billion. First quarter 2011 credit disbursements amounted to $2.3 billion, compared to $1.3 billion in the same period 2010, and $2.2 billion in the fourth quarter 2010.

•
The Commercial Division’s Net Income in the first quarter 2011 totaled $13.6 million, compared to $14.3 million in the first quarter 2010, and compared to $14.9 million in the fourth quarter 2010, as provisions for credit losses grew associated with increased balances in the Commercial Portfolio. The Division’s net operating revenues reached $22.5 million in the first quarter 2011, an increase of 29% over the same period 2010.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

•
The Treasury Division reported a first quarter 2011 Net Loss of $0.9 million, compared to a Net Loss of $2.8 million in the first quarter 2010, and compared to Net Income of $2.2 million in the fourth quarter 2010, mainly attributable to gains (losses) in the securities portfolio.

•
Funding costs continued to improve as the weighted average funding cost in the first quarter 2011 was 1.09%, a decrease of 34 bps, or 24%, compared to the first quarter 2010, and a decrease of 8 bps, or 7%, compared to the fourth quarter 2010.

•
The Asset Management Unit recorded Net Income in the first quarter 2011 of $3.6 million, compared to a Net Loss of $1.4 million in the same period 2010 and a Net Loss of $1.6 million in the fourth quarter 2010. The increases of $5.0 million and $5.2 million, respectively, were mainly attributable to net gains in the first quarter 2011 from trading activities in the Bladex Capital Growth Fund (BCGF, the Investment Fund).

•
The non-accrual portfolio amounted to $29.0 million, a decrease of 43% compared to $51.3 million as of March 31, 2010, and remained at the same level as of December 31, 2010.  The ratio of the allowance for credit losses to the Commercial Portfolio stood at 1.9% as of March 31, 2011, compared to 3.0% as of March 31, 2010, and 2.1% as of December 31, 2010, while the ratio of non-accruing loans to the loan portfolio stood at 0.7%, 1.8%, and 0.7%, respectively, as of these dates, reflecting continued improvement of the portfolio risk profile.

•
The Bank’s first quarter 2011 efficiency ratio improved to 40% in first quarter 2011, compared to 62% in the first quarter 2010, and 44% in the fourth quarter 2010, as revenue growth outpaced expense growth.

•
The Bank’s capitalization remained strong.  As of March 31, 2011, the Bank’s Tier 1 capital ratio stood at 19.3% compared to 24.6% as of March 31, 2010 and 20.5% as of December 31, 2010.  The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: "Our financial results for the first quarter were a reflection of the favorable dynamics driving our market and our ability to capture its steady growth.

Over the course of the last three months, 2011 GDP growth projections for countries such as the US, Japan, and India, have been lowered. In marked contrast, in the case of Latin America, the IMF now expects growth in 2011 to reach 4.7%, a significant increase over the 4.3% figure published in January. We are thus operating in a market that continues to expand steadily, in spite of some level of concern with regards to inflation and uncertainties in other regions of the world. Along with our growing client reach, this explains our healthy 7% commercial portfolio growth for the quarter, laying the foundation for increasing revenue levels for the remainder of the year.

Just about every financial indicator moved in the right direction during the quarter. Our cost of funds and efficiency improved, deposit balances reached record levels, portfolio quality strengthened, the Asset Management Division returned to profitability, and ROE levels — while still below our target — approached double digit levels. The $16.3 million profit figure for the quarter contributed to the Bank´s strong Tier 1 capitalization, which stands at 19.3%, even as our portfolio has expanded by 47% in the last year.

While we are not alone in the market and competition remains strong, our franchise continues to strengthen as our unique expertise in trade finance and our knowledge of Latin America become increasingly important competitive advantages. We still need to bring our new offices in Lima and Bogota fully on-stream, but expect to do so during the next few months, thus providing us with additional origination capabilities during the second half of the year.

All in all, the results for the first quarter followed from the steady execution of the plans we have set for the Bank: an increasing client base, additional deployment of capital, diversification of revenues, efficient funding, credit discipline and excellence in execution - all as a means of fueling increasing profitability and value.” Mr. Rivera concluded.

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION
The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation activities.  Net Income includes net interest income from loans, fee income, net allocated operating expenses, the reversals (provisions) for loan and off-balance sheet credit losses, and any impairment on assets.

The Commercial Portfolio includes the book value of loans, acceptances, and contingencies (including letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(US$ million)	1Q11	4Q10	1Q10
Commercial Division:
Net interest income	$20.4	$20.3	$15.2
Non-interest operating income (1)	2.1	3.1	2.2
Net operating revenues (2)	22.5	23.4	17.4
Operating expenses	(8.6)	(9.1)	(6.8)
Net operating income (3)	13.9	14.3	10.6
Reversal (provision) for loan and off-balance sheet credit losses, net	(0.3)	0.6	3.5
Recoveries, net of impairment of assets	0.0	0.0	0.2
Net Income	$13.6	$14.9	$14.3

The Commercial Division’s portfolio growth continued in the first quarter, driven by solid demand from large corporations and financial institutions, reaching $4.8 billion in period-end balances, a 7% increase from the previous quarter, and a 47% increase from the first quarter 2010.

1Q11 vs. 4Q10
Net Income in the first quarter 2011 amounted to $13.6 million, compared to $14.9 million in the fourth quarter 2010.  The decrease of $1.3 million in Net Income was mainly the result of the combined effects of:  (i) a $1.0 million decrease in non-interest operating income, mostly attributable to lower commissions from loan commitments, (ii) a $0.9 million variation in provisions for credit losses as a result of higher commercial portfolio balances, and (iii) a $0.5 million decrease in operating expenses.

1Q11 vs. 1Q10
Overall Net Income decreased $0.7 million compared to the first quarter 2010 despite the $5.2 million, or 34% increase in net interest income as the result of higher average portfolio balances, mainly due to the combined effects of:  (i) a $3.8 million variation in reversals (provision) for credit losses as a result of higher average loan portfolio balances, and (ii) a $1.8 million increase in operating expenses related to the deployment of a larger sales force and the establishment of new representative offices.

The Bank’s Commercial Portfolio balance reached $4.8 billion as of March 31, 2011, a 7% increase from the balance as of December 31, 2010, and 47% above the balance as of March 31, 2010. The annual increase was largely attributable to increased demand from the Bank´s established client base of corporations and financial institutions.  During the first quarter 2011, the Bank disbursed $1.8 billion in new loans, 8% more than in the fourth quarter 2010, and an increase of $920 million, (+102%), compared to the same period in the previous year.

On an average basis, the Commercial Portfolio increased 4% in the first quarter 2011 compared to the previous quarter, and 46% from the first quarter 2010.

The Commercial Portfolio continues to be mainly short-term and trade-related in nature.  $3.6 billion, or 75%, of the commercial portfolio matures within one year. Trade financing operations represent 63% of the portfolio, while the remaining balance consists primarily of lending to banks and corporations.  Refer to Exhibit VIII for information relating to the Bank’s Commercial Portfolio distribution by country and Exhibit X for the Bank’s distribution of credit disbursements by country.

TREASURY DIVISION
The Treasury Division incorporates the Bank’s liquidity management, and investment securities activities.  Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities (12).

(US$ million)	1Q11	4Q10	1Q10
Treasury Division:
Net interest income	$1.0	$1.1	$0.5
Non-interest operating income (loss) (1)	(0.3)	2.4	(1.1)
Net operating revenues (2)	0.7	3.5	(0.6)
Operating expenses	(1.6)	(1.3)	(2.2)
Net operating income (loss) (3, 12)	(0.9)	2.2	(2.8)
Net Income (Loss)	$(0.9)	$2.2	$(2.8)

Liquid assets (8) stood at $322 million as of March 31, 2011, compared to $421 million as of December 31, 2010, and $328 million as of March 31, 2010, as capital markets experience lower levels of volatility.

The Bank´s securities portfolios saw modest turnover during the first quarter 2011. The Trading Portfolio as of March 31, 2011 stood at $45 million, compared to $50 million as of December 31, 2010, and $51 million as of March 31, 2010.

The Securities Available for Sale Portfolio as of March 31, 2011 amounted to $387 million, compared to $353 million as of December 31, 2010, and $457 million as of March 31, 2010.  The Available for Sale Portfolio as of March 31, 2011 consisted entirely of readily quoted Latin American securities, 68% of which were sovereign and state-owned risk in nature (refer to Exhibit IX for a per country distribution of the Treasury portfolio).

The Available for Sale Portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income Account (“OCI”), which improved to ($3.8) million in the first quarter 2011, compared to ($6.4) million in the fourth quarter 2010 and ($6.3) million in the same period 2010, mainly as the net result of improved valuations of securities and the interest rate hedging instruments associated with these securities.

Funding costs continued to improve as the weighted average funding cost in the first quarter 2011 was 1.09%, a decrease of 8 bps, or 7%, compared to the fourth quarter 2010, and a decrease of 34 bps, or 24%, compared to the first quarter 2010.

Period-end deposit balances stood at $1.9 billion, an increase of 5% versus the previous quarter, and a 41% year-on-year increase. Borrowings and securities sold under repurchase agreements increased 7% from the fourth quarter 2010 to $2.6 billion, a 47% year-on-year increase.

1Q11 vs. 4Q10
In the first quarter 2011, the Treasury Division posted a Net Loss of $0.9 million, compared to Net Income of $2.2 million in the fourth quarter 2010, mainly due to lower non-interest operating income, mainly associated with lower gains on the sale of securities available for sale.

1Q11 vs. 1Q10
The Division’s Net Loss amounted to $0.9 million compared to a Net Loss of $2.8 million in the first quarter 2010. The positive variation of $1.9 million was due to the combined effects of: (i) a $0.5 million increase in net interest income, (ii) a $0.8 million increase in non-interest operating income mainly related to valuations of trading portfolio and hedging instruments, and (iii) a $0.6 million decrease in operating expenses.

ASSET MANAGEMENT UNIT
The Asset Management Unit incorporates the Bank’s asset management activities. The Unit’s Investment Fund follows primarily a Latin America macro strategy, utilizing a combination of products (foreign exchange, equity indices, interest rate swaps, and sovereign credit products) to establish long and short positions in the markets.

The Unit’s Net Income includes net interest income on the Investment Fund, as well as net gains (losses) from investment fund trading, other related income (loss), allocated operating expenses, and the Net Income attributable to the redeemable non-controlling interest.

(US$ million)	1Q11	4Q10	1Q10
Asset Management Unit:
Net interest income (loss)	$0.0	$(0.4)	$0.6
Non-interest operating income (loss) (1)	4.6	(0.1)	(1.3)
Net operating revenues (2)	4.6	(0.5)	(0.7)
Operating expenses	(0.8)	(1.3)	(1.0)
Net operating income (loss) (3)	3.8	(1.8)	(1.7)
Net income (loss)	3.8	(1.8)	(1.7)
Net income (loss) attributable to the redeemable noncontrolling interest	0.2	(0.2)	(0.3)
Net Income (Loss)	$3.6	$(1.6)	$(1.4)

1Q11 vs. 4Q10
The Asset Management Unit recorded Net Income in the first quarter 2011 of $3.6 million, compared to a Net Loss of $1.6 million in the fourth quarter 2010. The $5.2 million quarterly increase was mainly due to a $4.7 million increase in non-interest operating income attributable to net gains from trading activities in the Investment Fund.

1Q11 vs. 1Q10
The Unit posted Net Income of $3.6 million in the first quarter 2011, compared to a Net Loss of $1.4 million in the first quarter 2010, as a result of gains from investments in the Investment Fund, partially offset by net income attributable to the redeemable non-controlling interest.

As of March 31, 2011, the Investment Fund’s asset value totaled $161 million, compared to $167 million as of December 31, 2010, and $205 million as of March 31, 2010.  For the same dates, Bladex’s ownership of the Bladex Offshore Feeder Fund was 94.64%, 88.67% and 78.79%, respectively, with remaining balances owned by third party investors.

The Bank has decided to gradually reduce its exposure in BCGF to its original $100 million investment, and continues to make redemptions on a sequential basis.

CONSOLIDATED RESULTS OF OPERATIONS
KEY FINANCIAL FIGURES AND RATIOS
The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	1Q11	4Q10	1Q10
Net Interest Income	$21.4	$21.0	$16.3
Net Operating Income (Loss) by Business Segment:
Commercial Division	$13.9	$14.3	$10.6
Treasury Division	$(0.9)	$2.2	$(2.8)
Asset Management Unit	$3.8	$(1.8)	$(1.7)
Net Operating Income	$16.8	$14.7	$6.1
Net income	$16.5	$15.3	$9.8
Net income (loss) attributable to the redeemable noncontrolling interest	$0.2	$(0.2)	$(0.3)
Net Income attributable to Bladex	$16.3	$15.5	$10.1

Net Income per Share (5)	$0.44	$0.42	$0.28
Book Value per common share (period end)	$19.25	$18.99	$18.59
Return on Average Equity (“ROE”)	9.4%	8.9%	6.1%
Operating Return on Average Equity ("Operating ROE") (6)	9.7%	8.4%	3.7%
Return on Average Assets (“ROA”)	1.3%	1.3%	1.1%
Net Interest Margin	1.72%	1.70%	1.71%
Efficiency Ratio (7)	40%	44%	62%

Liquid Assets / Total Assets (8)	6.1%	8.2%	8.3%
Liquid Assets / Total Deposits	16.9%	23.1%	24.2%

Non-Accruing Loans to Total Loans, net	0.7%	0.7%	1.8%
Allowance for Credit Losses to Commercial Portfolio	1.9%	2.1%	3.0%

Total Assets	$5,301	$5,100	$3,962

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	1Q11	4Q10	1Q10
Net Interest Income (Loss)
Commercial Division	$20.4	$20.3	$15.2
Treasury Division	1.0	1.1	0.5
Asset Management Unit	0.0	(0.4)	0.6
Consolidated	$21.4	$21.0	$16.3

Net Interest Margin*	1.72%	1.70%	1.71%

* Net interest income divided by average balance of interest-earning assets.

Net interest margin stood at 1.72% in the first quarter 2011, compared to 1.70% in the fourth quarter 2010, and 1.71% in the first quarter 2010.

1Q11 vs. 4Q10
In the first quarter 2011, net interest income amounted to $21.4 million, an increase of $0.4 million, or 2%, compared to $21.0 million in the fourth quarter 2010.  The $0.4 million quarterly increase was mainly the result of lower interest expense in the Investment Fund.

1Q11 vs. 1Q10
Net interest income increased $5.1 million, or 31%, when compared to the first quarter 2010.  This increase primarily reflects:
(i)
Higher average interest-earning asset balances, mainly average loan portfolio balances, which increased $1.3 billion, or 49%, compared to the first quarter 2010, resulted in an overall increase of $8.9 million in net interest income.  Average volumes of interest bearing liabilities increased $1.2 billion, or 40%, resulting in a $1.8 million decrease in net interest income, resulting in a $7.1 million net increase in net interest income.

(ii)
A $2.0 million decrease in net interest income as a result of the combined effects of a 18 bps reduction in average yield earned on assets, and a 34 bps decrease in average yield paid on interest-bearing liabilities, both mostly attributable to lower interbank market rates.

FEES AND COMMISSIONS

(US$ million)	1Q11	4Q10	1Q10
Letters of credit	$2.0	$2.0	$2.1
Loan commitments	0.1	1.0	0.0
Third party investor (BAM)	0.1	0.1	0.2
Other*	0.1	0.1	0.2
Fees and Commissions, net	$2.2	$3.1	$2.4
* Net of commission expenses

Fees and commissions decreased to $2.2 million in the first quarter 2011, compared to $3.1 million in the previous quarter, and $2.4 million in the first quarter 2010.  The quarterly decrease of $0.9 million compared to the previous quarter was mostly the result of lower fees from loan commitments.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	31-Mar-10	30-Jun-10	30-Sep-10	31-Dec-10	31-Mar-11
Allowance for Loan Losses:
Balance at beginning of the period	$73.8	$73.9	$81.3	$68.7	$78.6
Provisions (reversals)	0.1	8.7	(12.6)	12.8	4.8
Charge-offs, net of recoveries	0.0	(1.4)	(0.0)	(2.9)	(0.0)
End of period balance	$73.9	$81.3	$68.7	$78.6	$83.4

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$27.3	$23.6	$14.0	$26.7	$13.3
Provisions (reversals)	(3.7)	(9.6)	12.7	(13.3)	(4.5)
End of period balance	$23.6	$14.0	$26.7	$13.3	$8.8

Total Allowance for Credit Losses	$97.6	$95.3	$95.4	$92.0	$92.2

Allowance for loan and off-balance sheet credit losses stood at $92.2 million as of March 31, 2011, compared to $92.0 million as of December 31, 2010, and $97.6 million as of March 31, 2010. The $5.4 million year-on-year reduction in total allowance for credit losses was the result of lower reserve requirements related to the improved risk profile in the Region.

As of March 31, 2011, the non-accrual portfolio amounted to $29.0 million, the same level as of December 31, 2010, and compared to $51.3 million as of March 31, 2010.  As of March 31, 2011, principal amounts past due in the loan portfolio remained at $1.0 million.

The ratio of the allowance for credit losses to the Commercial Portfolio stood at 1.9% as of March 31, 2011, compared to 2.1% as of December 31, 2010, and 3.0% as of March 31, 2010, while the ratio of non-accruing loans to the loan portfolio stood at 0.7%, 0.7%, and 1.8%, respectively, as of these dates.

OPERATING EXPENSES

(US$ million)	1Q11	4Q10	1Q10
Salaries and other employee expenses	$6.8	$7.1	$5.4
Depreciation and amortization	0.6	0.6	0.7
Professional services	0.9	0.9	1.1
Maintenance and repairs	0.4	0.5	0.3
Expenses from the investment fund	0.1	0.2	0.3
Other operating expenses	2.1	2.4	2.2
Total Operating Expenses	$11.0	$11.6	$10.0

Quarterly Variation
Operating expenses in the first quarter 2011 totaled $11.0 million, a $0.6 million, or 6%, decrease from the fourth quarter 2010, mainly due to a seasonal variable compensation increase recorded in the fourth quarter 2010.  The $1.0 million, or 9%, year-on-year increase was mostly attributable to higher salary and other employee expenses associated with the higher average headcount in the Commercial Division and the Risk Management area.

The Bank’s first quarter 2011 efficiency ratio improved to 40%, compared to 44% in the fourth quarter 2010, and 62% in the first quarter 2010, mostly as a result of increased net operating revenues from the Asset Management Unit and the quarterly variation in operating expenses.

During the first quarter 2011, the operating expenses to average assets ratio amounted to 0.89%, compared to 0.94% in the previous quarter, and compared to 1.06% in the first quarter 2010.

CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following graphs illustrate the trends in Net Income and Return on Average Stockholders’ Equity and Tier 1 Capital evolution for the periods indicated:

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	1Q11	4Q10	1Q10
Tier 1 Capital (9)	$709	$701	$684
Total Capital (10)	$755	$744	$718
Risk-Weighted Assets	$3,681	$3,417	$2,779
Tier 1 Capital Ratio	19.3%	20.5%	24.6%
Total Capital Ratio	20.5%	21.8%	25.8%
Stockholders’ Equity	$709	$697	$681
Stockholders’ Equity to Total Assets	13.4%	13.7%	17.2%
Other Comprehensive Income Account ("OCI")	$(4)	$(6)	$(6)
Leverage (times) (11)	7.5	7.3	5.8

The Bank’s equity consists entirely of issued and fully paid ordinary common stock.  As of March 31, 2011, the Bank’s Tier 1 capital ratio stood at 19.3%, compared to 20.5% as of December 31, 2010, and 24.6% as of March 31, 2010. The annual reduction in the Bank’s Tier 1 Capital ratio was due to a $0.9 billion increase in risk-weighted assets associated with the Bank’s increased loan portfolio. The Bank’s leverage stood at 7.5x, 7.3x, and 5.8x, respectively, as of these dates.

The Bank’s common shares outstanding totaled 36.7 million as of March 31, 2011, compared to the same amount as of December 31, 2010, and 36.6 million as of March 31, 2010.

RECENT EVENTS

▪
 Annual Shareholders’ Meeting:  At the Annual Shareholders’ Meeting held April 20, 2011, in Panama City, Panama, Mr. Manuel Sánchez González was elected as Director representing the Class “A” shareholders, Mr. Esteban Alejandro Acerbo was re-elected as Director representing the Class “A” shareholders, and Mr. Mario Covo was re-elected as Director representing the Class “E” shareholders.  In addition, the shareholders approved the Bank’s audited financial statements for the fiscal year ended December 31, 2010, the appointment of Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2011, and the advisory votes on executive compensation to be held on a yearly basis.

After the Annual Shareholders’ Meeting, Mr. Will C. Wood submitted his resignation as Director representing Class “E” shareholders.  The Bank’s Board of Directors, based on the authority granted by the Articles of Incorporation, appointed Mr. Guillermo Güémez as a Director representing Class "E" shareholders to fill the vacancy created by Mr. Wood´s resignation, for the remainder of Mr. Wood´s term, which is due to expire in April, 2012.

▪
Quarterly dividend payment:  During the Board of Director’s meeting held April 19, 2011, the Bank’s Board approved a quarterly common dividend of $0.20 per share corresponding to the first quarter 2011. The dividend will be paid May 9, 2011, to stockholders registered as of May 2, 2011.

▪	Ratings affirmed: On April 14, 2011, Standard & Poor’s affirmed the Bank’s credit rating at BBB/A-2; with a “Stable” Outlook.

On February 28, 2011, Moody’s Investor Service affirmed the Bank’s credit rating at Baa2/P-2; with a “Stable” Outlook.

▪	New Representative Offices: The Bank commenced operations on March 1, 2011, in the representative office located in Lima, Peru, upon receipt of the required regulatory authorizations.

On January 20, 2011, the Bank received authorization from the Superintendency of Banks of Panama to open a representative office in Bogota, Colombia. Approval from Colombian Regulatory Authorities was received on April 19, 2011.

▪
Closing of Three-Year Syndicated Loan in Asia:  On January 18, 2011, the Bank successfully closed a $130 million three-year cross-border syndicated loan arranged by Mizuho Corporate Bank, Ltd. and Taiwan Cooperative Bank.  This financing represents the third syndication involving Asian markets, after the successful closing of two previous Bladex deals in August and November 2009, which further diversifies the Bank’s funding sources, and expands Bladex’s network of Asian correspondent banks.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)
Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets.  By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).
Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, and gain (loss) on trading securities.
Asset Management Unit: Gain from Investment Fund trading and related other income (expense).

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(4)	Lending spreads are calculated as loan portfolio weighted average lending spread, net of weighted average Libor-based cost rate.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

(9)
Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(10)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

(12)
Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through March 31, 2011, Bladex had disbursed accumulated credits of approximately $172 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, April 28, 2011 at 10:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through June 28, 2011.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 93235257.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3694
E-mail address:  bladex@i-advize.com

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2011	December 31, 2010	March 31, 2010	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$328	$437	$349	$(109)	(25)%	$(21)	(6)%
Trading assets	45	50	51	(5)	(10)	(6)	(12)
Securities available-for-sale	387	353	457	34	10	(70)	(15)
Securities held-to-maturity	33	33	0	0	0	33	n.m. (*)
Investment fund	161	167	205	(6)	(4)	(44)	(21)
Loans	4,385	4,064	2,935	321	8	1,450	49
Less:
Allowance for loan losses	(83)	(79)	(74)	(4)	5	(9)	12
Unearned income and deferred fees	(5)	(4)	(3)	(1)	25	(2)	67
Loans, net	4,297	3,981	2,858	316	8	1,439	50

Customers' liabilities under acceptances	3	27	0	(24)	(89)	3	n.m. (*)
Accrued interest receivable	28	31	22	(3)	(10)	6	27
Premises and equipment, net	6	7	7	(1)	(14)	(1)	(14)
Derivative financial instruments used for hedging - receivable	2	2	0	0	0	2	n.m. (*)
Other assets	11	11	12	0	0	(1)	(8)

TOTAL ASSETS	$5,301	$5,100	$3,962	$201	4%	$1,339	34%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$35	$100	$37	$(65)	(65)%	$(2)	(5)%
Time	1,873	1,721	1,318	152	9	555	42
Total Deposits	1,908	1,821	1,355	87	5	553	41

Trading liabilities	3	4	5	(1)	(25)	(2)	(40)
Securities sold under repurchase agreements	247	265	95	(18)	(7)	152	160
Short-term borrowings	1,153	1,095	282	58	5	871	309
Acceptances outstanding	3	27	0	(24)	(89)	3	n.m. (*)
Accrued interest payable	9	10	10	(1)	(10)	(1)	(10)
Borrowings and long-term debt	1,196	1,075	1,394	121	11	(198)	(14)
Derivative financial instruments used for hedging - payable	40	53	58	(13)	(25)	(18)	(31)
Reserve for losses on off-balance sheet credit risk	9	13	24	(4)	(31)	(15)	(63)
Other liabilities	16	20	15	(4)	(20)	1	7
TOTAL LIABILITIES	$4,584	$4,384	$3,238	$200	5%	$1,346	42%

Redeemable noncontrolling interest in the investment fund	9	19	43	(10)	(53)	(34)	(79)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	132	134	134	(2)	(1)	(2)	(1)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	328	320	306	8	3	22	7
Accumulated other comprehensive loss	(4)	(6)	(6)	2	(33)	2	(33)
Treasury stock	(123)	(126)	(128)	3	(2)	5	(4)

TOTAL STOCKHOLDERS' EQUITY	$709	$697	$681	$12	2%	$28	4%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,301	$5,100	$3,962	$201	4%	$1,339	34%

(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2011	December 31, 2010	March 31, 2010	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$32,858	$33,203	$27,019	$(345)	(1)%	$5,839	22%
Interest expense	(11,455)	(12,181)	(10,733)	726	(6)	(722)	7
NET INTEREST INCOME	21,403	21,022	16,286	381	2	5,117	31
Provision for loan losses	(4,812)	(12,776)	(159)	7,964	(62)	(4,653)	2,926
NET INTEREST INCOME, AFTER PROVISION FOR LOAN LOSSES	16,591	8,246	16,127	8,345	101	464	3

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	4,546	13,343	3,626	(8,797)	(66)	920	25
Fees and commissions, net	2,205	3,102	2,382	(897)	(29)	(177)	(7)
Derivative financial instrument and hedging	13	(117)	(953)	130	(111)	966	(101)
Recoveries, net of impairment of assets	0	0	233	0	n.m. (*)	(233)	(100)
Net gain (loss) from investment fund trading	4,499	(331)	(1,500)	4,830	(1,459)	5,999	(400)
Net loss from trading securities	(902)	(507)	(1,479)	(395)	78	577	(39)
Net gain on sale of securities available-for-sale	144	2,346	0	(2,202)	(94)	144	n.m. (*)
Gain on foreign currency exchange	366	404	1,312	(38)	(9)	(946)	(72)
Other income (expense), net	21	499	71	(478)	(96)	(50)	(70)
NET OTHER INCOME (EXPENSE)	10,892	18,739	3,692	(7,847)	(42)	7,200	195

OPERATING EXPENSES:
Salaries and other employee expenses	(6,821)	(7,067)	(5,409)	246	(3)	(1,412)	26
Depreciation and amortization	(622)	(611)	(676)	(11)	2	54	(8)
Professional services	(888)	(910)	(1,107)	22	(2)	219	(20)
Maintenance and repairs	(410)	(518)	(347)	108	(21)	(63)	18
Expenses from the investment fund	(113)	(177)	(257)	64	(36)	144	(56)
Other operating expenses	(2,128)	(2,353)	(2,247)	225	(10)	119	(5)
TOTAL OPERATING EXPENSES	(10,982)	(11,636)	(10,043)	654	(6)	(939)	9

Net Income	$16,501	$15,349	$9,776	$1,152	8	$6,725	69

Net Income (loss) attributable to the redeemable noncontrolling interest	197	(168)	(320)	365	(217)	517	(162)

NET INCOME ATTRIBUTABLE TO BLADEX	$16,304	$15,517	$10,096	$787	5%	$6,208	61%

PER COMMON SHARE DATA:
Basic earnings per share	0.44	0.42	0.28
Diluted earnings per share	0.44	0.42	0.28

Weighted average basic shares	36,731	36,699	36,560
Weighted average diluted shares	36,993	36,983	36,715

PERFORMANCE RATIOS:
Return on average assets	1.3%	1.3%	1.1%
Return on average stockholders' equity	9.4%	8.9%	6.1%
Net interest margin	1.72%	1.70%	1.71%
Net interest spread	1.52%	1.47%	1.37%
Operating expenses to total average assets	0.89%	0.94%	1.06%

(*) "n.m." means not meaningful.

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE THREE MONTHS ENDED
	March 31, 2011	March 31, 2010
	(In US$ thousand, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income	$21,403	$16,286
Fees and commissions, net	2,205	2,382
Reversal (provision) for loan and off-balance sheet credit losses, net	(266)	3,467
Derivative financial instrument and hedging	13	(953)
Recoveries, net of impairment of assets	0	233
Net gain (loss) from investment fund trading	4,499	(1,500)
Net loss from trading securities	(902)	(1,479)
Net gain on sale of securities available-for-sale	144	0
Gain on foreign currency exchange	366	1,312
Other income (expense), net	21	71
Operating expenses	(10,982)	(10,043)
Net Income	$16,501	$9,776
Net Income (loss) attributable to the redeemable noncontrolling interest	197	(320)
NET INCOME ATTRIBUTABLE TO BLADEX	$16,304	$10,096
BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	465	508
Investment fund	161	205
Loans, net	4,297	2,858
Total assets	5,301	3,962
Deposits	1,908	1,355
Securities sold under repurchase agreements	247	95
Short-term borrowings	1,153	282
Borrowings and long-term debt	1,196	1,394
Total liabilities	4,584	3,238
Stockholders' equity	709	681
PER COMMON SHARE DATA:
Basic earnings per share	0.44	0.28
Diluted earnings per share	0.44	0.28
Book value (period average)	19.15	18.34
Book value (period end)	19.25	18.59
(In thousand):
Weighted average basic shares	36,731	36,560
Weighted average diluted shares	36,993	36,715
Basic shares period end	36,829	36,620
SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.3%	1.1%
Return on average stockholders' equity	9.4%	6.1%
Net interest margin	1.72%	1.71%
Net interest spread	1.52%	1.37%
Operating expenses to total average assets	0.89%	1.06%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.7%	1.8%
Charge offs to total loan portfolio (1)	0.0%	0.0%
Allowance for loan losses to total loan portfolio (1)	1.9%	2.5%
Allowance for losses on off-balance sheet credit risk to total contingencies	2.4%	7.8%

CAPITAL RATIOS:
Stockholders' equity to total assets	13.4%	17.2%
Tier 1 capital to risk-weighted assets	19.3%	24.6%
Total capital to risk-weighted assets	20.5%	25.8%

(1)  Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	March 31, 2011			December 31, 2010			March 31, 2010
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$317	$0.2	0.23%	$310	$0.2	0.22%	$394	$0.2	0.19%
Loans, net of unearned income & deferred loan fees	4,085	29.2	2.86	3,903	29.2	2.93	2,717	21.7	3.20
Non-accrual loans	29	0.6	8.36	33	0.6	7.37	51	1.1	8.62
Trading assets	45	0.7	6.08	51	0.8	6.06	50	0.8	6.22
Investment securities	395	1.8	1.83	444	2.1	1.86	458	2.0	1.75
Investment fund	164	0.4	0.95	176	0.3	0.73	200	1.2	2.42

TOTAL INTEREST EARNING ASSETS	$5,036	$32.9	2.61%	$4,917	$33.2	2.64%	$3,869	$27.0	2.79%

Non interest earning assets	46			40			46
Allowance for loan losses	(79)			(69)			(74)
Other assets	13			12			12

TOTAL ASSETS	$5,016			$4,900			$3,853

INTEREST BEARING LIABILITIES
Deposits	$1,790	$1.9	0.42%	$1,855	$2.3	0.50%	$1,316	$2.2	0.66%
Trading liabilities	3	0.0	0.00	4	0.0	0.00	4	0.0	0.00
Investment fund	0	0.0	n.m. (*)	0	0.4	n.m. (*)	0	0.2	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	1,246	3.3	1.05	1,161	3.2	1.09	299	1.0	1.28
Borrowings and long term debt	1,165	6.3	2.15	1,049	6.2	2.32	1,394	7.4	2.13

TOTAL INTEREST BEARING LIABILITIES	$4,203	$11.5	1.09%	$4,069	$12.2	1.17%	$3,013	$10.7	1.43%

Non interest bearing liabilities and other liabilities	$94			$113			$130

TOTAL LIABILITIES	4,296			4,182			3,143

Redeemable noncontrolling interest in the investment fund	17			24			40

STOCKHOLDERS' EQUITY	703			694			670

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,016			$4,900			$3,853

NET INTEREST SPREAD			1.52%			1.47%			1.37%
NET INTEREST INCOME AND NET INTEREST MARGIN		$21.4	1.72%		$21.0	1.70%		$16.3	1.71%

(*) "n.m." means not meaningful.

EXHIBIT V

CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except per share amounts and ratios)

	TWELVE MONTHS	FOR THE THREE MONTHS ENDED					TWELVE MONTHS
	ENDED						ENDED
	DEC 31/10	MAR 31/11	DEC 31/10	SEP 30/10	JUN 30/10	MAR 31/10	DEC 31/09

INCOME STATEMENT DATA:
Interest income	$119,478	$32,858	$33,203	$31,559	$27,697	$27,019	$141,964
Interest expense	(44,975)	(11,455)	(12,181)	(11,561)	(10,500)	(10,733)	(77,212)
NET INTEREST INCOME	74,503	21,403	21,022	19,998	17,197	16,286	64,752
Reversal (provision) for loan losses	(9,091)	(4,812)	(12,776)	12,567	(8,723)	(159)	(18,293)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	65,412	16,591	8,246	32,565	8,474	16,127	46,459

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	13,926	4,546	13,343	(12,661)	9,618	3,626	3,463
Fees and commissions, net	10,326	2,205	3,102	2,045	2,797	2,382	6,733
Derivative financial instrument and hedging	(1,446)	13	(117)	(36)	(340)	(953)	(2,534)
Recoveries, net of impairment of assets	233	0	0	0	0	233	(120)
Net gain (loss) from investment fund trading	(7,995)	4,499	(331)	4,179	(10,343)	(1,500)	24,997
Net gain (loss) from trading securities	(3,603)	(902)	(507)	(1,115)	(502)	(1,479)	13,113
Net gains on sale of securities available-for-sale	2,346	144	2,346	0	0	0	546
Gain (loss) on foreign currency exchange	1,870	366	404	722	(568)	1,312	613
Other income (expense), net	833	21	499	146	117	71	912
NET OTHER INCOME (EXPENSE)	16,490	10,892	18,739	(6,720)	779	3,692	47,723

TOTAL OPERATING EXPENSES:	(42,081)	(10,982)	(11,636)	(10,370)	(10,032)	(10,043)	(38,202)
Net Income (loss)	$39,821	$16,501	$15,349	$15,475	$(779)	$9,776	$55,980

Net Income (loss) attributable to the redeemable noncontrolling interest	(2,423)	197	(168)	507	(2,442)	(320)	1,118

NET INCOME ATTRIBUTABLE TO BLADEX	$42,244	$16,304	$15,517	$14,968	$1,663	$10,096	$54,862

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Basic earnings per share	$1.15	$0.44	$0.42	$0.41	$0.05	$0.28	$1.50
PERFORMANCE RATIOS
Return on average assets	1.0%	1.3%	1.3%	1.3%	0.2%	1.1%	1.4%
Return on average stockholders' equity	6.2%	9.4%	8.9%	8.7%	1.0%	6.1%	8.6%
Net interest margin	1.70%	1.72%	1.70%	1.73%	1.67%	1.71%	1.62%
Net interest spread	1.43%	1.52%	1.47%	1.48%	1.38%	1.37%	1.12%
Operating expenses to average assets	0.97%	0.89%	0.94%	0.91%	0.98%	1.06%	0.96%

EXHIBIT VI

BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE TWELVE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/10	DEC 31/09	MAR 31/11	DEC 31/10	MAR 31/10

COMMERCIAL DIVISION:
Net interest income (1)	$71.6	$66.2	$20.4	$20.3	$15.2
Non-interest operating income (2)	10.1	6.9	2.1	3.1	2.2
Operating expenses (3)	(29.9)	(23.4)	(8.6)	(9.1)	(6.8)
Net operating income (4)	51.8	49.7	13.9	14.3	10.6
Reversal (provision) for loan and off-balance sheet credit losses, net	4.8	(14.8)	(0.3)	0.6	3.5
Recoveries, net of impairment of assets	0.2	(0.1)	0.0	0.0	0.2
NET INCOME ATTRIBUTABLE TO BLADEX	$56.8	$34.8	$13.6	$14.9	$14.3
Average interest-earning assets (5)	3,284	2,586	4,115	3,926	2,768
End-of-period interest-earning assets (5)	4,060	2,775	4,380	4,060	2,932

TREASURY DIVISION:
Net interest income (1)	$3.2	$2.0	$1.0	$1.1	$0.5
Non-interest operating income (loss)(2)	(0.4)	12.0	(0.3)	2.4	(1.1)
Operating expenses (3)	(7.7)	(7.9)	(1.6)	(1.3)	(2.2)
Net operating income (loss) (4)	(4.9)	6.1	(0.9)	2.2	(2.8)
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$(4.9)	$6.1	$(0.9)	$2.2	$(2.8)
Average interest-earning assets (6)	905	1,240	757	815	902
End-of-period interest-earning assets (6)	874	932	793	874	857

ASSET MANAGEMENT UNIT:
Net interest income (loss) (1)	$(0.3)	$(3.4)	$0.0	$(0.4)	$0.6
Non-interest operating income (loss) (2)	(7.3)	25.4	4.6	(0.1)	(1.3)
Operating expenses (3)	(4.5)	(6.8)	(0.8)	(1.3)	(1.0)
Net operating income (loss) (4)	(12.1)	15.2	3.8	(1.8)	(1.7)
Net income (loss)	(12.1)	15.2	3.8	(1.8)	(1.7)
Net income (loss) attributable to the redeemable noncontrolling interest	(2.4)	1.1	0.2	(0.2)	(0.3)
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$(9.7)	$14.1	$3.6	$(1.6)	$(1.4)

Average interest-earning assets (7)	190	172	164	176	200
End-of-period interest-earning assets (7)	167	198	161	167	205

CONSOLIDATED:
Net interest income (1)	$74.5	$64.8	$21.4	$21.0	$16.3
Non-interest operating income (2)	2.4	44.3	6.4	5.4	(0.2)
Operating expenses (3)	(42.2)	(38.2)	(11.0)	(11.7)	(10.0)
Net operating income (4)	34.7	70.9	16.8	14.7	6.1
Reversal (provision) for loan and off-balance sheet credit losses, net	4.8	(14.8)	(0.3)	0.6	3.5
Recoveries, net of impairment of assets	0.2	(0.1)	0.0	0.0	0.2
Net income	39.7	56.0	16.5	15.3	9.8
Net income (loss) attributable to the redeemable noncontrolling interest	(2.4)	1.1	0.2	(0.2)	(0.3)
NET INCOME ATTRIBUTABLE TO BLADEX	$42.2	$54.9	$16.3	$15.5	$10.1
Average interest-earning assets	4,379	3,998	5,036	4,917	3,869
End-of-period interest-earning assets	5,101	3,905	5,334	5,101	3,994

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.
Interest expenses are allocated based on average credits.
(1)	Interest income on interest-earning assets, net of allocated cost of funds.
(2)	Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.
(3)	Operating expenses are calculated based on average credits.
(4)	Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(5)	Includes loans, net of unearned income and deferred loan fees.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale, securities held to maturity, and trading assets.
(7)	Includes investment fund.

EXHIBIT VII

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31MAR11		31DEC10		31MAR10		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$234	4.5	$237	4.9	$187	5.0	$(3)	$47
BRAZIL	1,929	36.9	1,742	35.7	1,526	40.7	187	403
CHILE	390	7.5	356	7.3	281	7.5	34	109
COLOMBIA	722	13.8	704	14.4	337	9.0	18	385
COSTA RICA	103	2.0	125	2.6	107	2.9	(22)	(4)
DOMINICAN REPUBLIC	142	2.7	138	2.8	75	2.0	4	67
ECUADOR	226	4.3	165	3.4	93	2.5	61	133
EL SALVADOR	54	1.0	55	1.1	48	1.3	(1)	6
GUATEMALA	93	1.8	104	2.1	71	1.9	(11)	22
HONDURAS	51	1.0	38	0.8	27	0.7	13	24
JAMAICA	38	0.7	65	1.3	32	0.9	(27)	6
MEXICO	501	9.6	505	10.3	390	10.4	(4)	111
PANAMA	124	2.4	98	2.0	97	2.6	26	27
PERU	355	6.8	343	7.0	245	6.5	12	110
TRINIDAD & TOBAGO	114	2.2	63	1.3	56	1.5	51	58
URUGUAY	0	0.0	0	0.0	36	1.0	0	(36)
VENEZUELA	72	1.4	80	1.6	94	2.5	(8)	(22)
OTHER	77	1.5	66	1.4	51	1.4	11	26

TOTAL CREDIT PORTFOLIO (1)	$5,225	100%	$4,884	100%	$3,753	100%	$341	$1,472

UNEARNED INCOME AND COMMISSION (2)	(5)		(4)		(3)		(1)	(2)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$5,220		$4,880		$3,750		$340	$1,470

(1)
Includes book value of loans, fair value of  investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swap and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT VIII

COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31MAR11		31DEC10		31MAR10		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$234	4.9	$237	5.3	$187	5.8	$(3)	$47
BRAZIL	1,826	38.4	1,649	37.1	1,399	43.2	177	427
CHILE	362	7.6	328	7.4	254	7.8	34	108
COLOMBIA	620	13.0	585	13.2	194	6.0	35	426
COSTA RICA	103	2.2	120	2.7	107	3.3	(17)	(4)
DOMINICAN REPUBLIC	140	2.9	135	3.0	70	2.2	5	70
ECUADOR	226	4.7	165	3.7	93	2.9	61	133
EL SALVADOR	39	0.8	39	0.9	32	1.0	0	7
GUATEMALA	82	1.7	93	2.1	60	1.9	(11)	22
HONDURAS	51	1.1	38	0.9	27	0.8	13	24
JAMAICA	38	0.8	65	1.5	32	1.0	(27)	6
MEXICO	454	9.5	456	10.3	332	10.2	(2)	122
PANAMA	70	1.5	49	1.1	53	1.6	21	17
PERU	317	6.7	343	7.7	214	6.6	(26)	103
TRINIDAD & TOBAGO	114	2.4	63	1.4	56	1.7	51	58
URUGUAY	0	0.0	0	0.0	36	1.1	0	(36)
VENEZUELA	72	1.5	80	1.8	94	2.9	(8)	(22)
OTHER	11	0.2	1	0.0	1	0.0	10	10

TOTAL COMMERCIAL PORTFOLIO (1)	$4,759	100%	$4,446	100%	$3,241	100%	$313	$1,518

UNEARNED INCOME AND COMMISSION (2)	(5)		(4)		(3)		(1)	(2)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$4,754		$4,442		$3,238		$312	$1,516

(1)
Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT IX

TREASURY PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	31MAR11	31DEC10	31MAR10	(A) -(B)	(A) -(C)

BRAZIL	$103	$93	$128	$10	$(25)
CHILE	28	28	28	0	0
COLOMBIA	102	119	142	(17)	(40)
COSTA RICA	0	5	0	(5)	0
DOMINICAN REPUBLIC	2	3	5	(1)	(3)
EL SALVADOR	15	16	16	(1)	(1)
GUATEMALA	11	11	11	0	0
MEXICO	47	48	58	(1)	(11)
PANAMA	54	49	43	5	11
PERU	38	0	30	38	8
OTHER	65	65	50	0	15

TOTAL TREASURY PORTOFOLIO (1)	$465	$437	$511	$28	$(46)

(1)	Includes securities available for sale and held to maturity, trading assets and contingent assets, which consist of credit default swap.

EXHIBIT X

CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	1QTR11	4QTR10	1QTR10	(A) - (B)	(A) - (C)

ARGENTINA	$57	$136	$132	$(79)	$(75)
BRAZIL	466	350	280	116	186
CHILE	111	89	52	22	59
COLOMBIA	405	409	78	(4)	327
COSTA RICA	79	105	106	(26)	(27)
DOMINICAN REPUBLIC	305	212	92	93	213
ECUADOR	197	142	120	55	77
EL SALVADOR	1	34	5	(33)	(4)
GUATEMALA	38	70	33	(32)	5
HONDURAS	40	30	20	10	20
JAMAICA	47	94	50	(47)	(3)
MEXICO	174	202	27	(28)	147
PANAMA	12	70	35	(58)	(23)
PERU	156	75	109	81	47
TRINIDAD & TOBAGO	71	27	36	44	35
UNITED STATES	0	103	0	(103)	0
URUGUAY	0	0	2	0	(2)
VENEZUELA	92	49	77	43	15
OTHER	10	10	1	0	9

TOTAL CREDIT DISBURSED (1)	$2,261	$2,207	$1,254	$54	$1,007

(1)
Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swap and credit commitments).